EXHIBIT 6

GUARANTY FEE AGREEMENT

THIS GUARANTY FEE AGREEMENT (this “Agreement”) is made as of April 5, 2002, by and between Security Capital Corporation, a Delaware corporation (“SCC”), and Brian D. Fitzgerald (“Fitzgerald”).

WHEREAS, Fitzgerald has entered into a guaranty (the “Guaranty”) in favor of BankOne, N.A. (“Lender”) in connection a loan by Lender to Primrose School Franchising Company (“PSFC”) pursuant to a loan agreement (the “Loan Agreement”), dated as of April 5, 2002, among Lender, PSFC, SCC and Primrose Holdings, Inc.;

NOW, THEREFORE, in consideration of the Guaranty and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by SCC, the parties agree as follows:

1.             Payment of Fee.  Each fiscal quarter, SCC shall pay Fitzgerald a fee in an amount equal to 8% of the average amount outstanding under the Tranche A Note issued in connection with the Loan Agreement during the applicable quarter.  The amount outstanding under the Tranche A Note at any particular time shall be reduced by an amount equal to any reserve established by SCC with Lender.

2.             Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Connecticut without reference to any conflict of law provision.

3.             Counterparts.  This Agreement may be executed in two counterparts, including counterparts transmitted by facsimile, each of which will be deemed an original, but both of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered as of the date first above written.

SECURITY CAPITAL CORPORATION

By:	/s/ William R. Schlueter
Name: William R. Schlueter
Title: Vice President and CFO

/s/ Brian D. Fitzgerald
Brian D. Fitzgerald